Exhibit 99.1

news release

Ontario Energy Board Issues Decision Respecting Hydro One’s

2015-2019 Distribution Custom Rate Application

Toronto, March 12, 2015— Hydro One announced today that the Ontario Energy Board (OEB) issued a decision respecting its distribution business to be implemented May 1, 2015. A copy of the decision is available on the OEB’s website at www.oeb.gov.on.ca.

Hydro One filed its application with the OEB on December 19, 2013. A copy of the application (EB-2013-0416) may be viewed or downloaded at www.hydroone.com.

Hydro One delivers electricity safely, reliably and responsibly to homes and businesses across the province of Ontario and owns and operates Ontario’s 29,000 kilometre high-voltage transmission network that delivers electricity to large industrial customers and municipal utilities, and a 123,000 kilometre low-voltage distribution system that serves about 1.4 million end-use customers and smaller municipal utilities in the province. Hydro One is wholly owned by the Province of Ontario.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: statements related to OEB decisions, distribution rates and customer bills; statements regarding our planned work; and expectations regarding future expenditures. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; no severe damage to our facilities caused by adverse weather conditions, natural disasters or catastrophic events; anticipated numbers of new customers; availability of required services and/or materials; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third party industry analysts. Actual results may differ materially from those predicted by such forward-looking statements. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things: severe weather conditions, natural disasters or catastrophic events; an inability to procure required services and/or materials; and the risk that anticipated numbers of new customers do not materialize.

For more information, please contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.